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Minority-owned
Calyxeum

Cannabis Business

Detroit, MI
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THE PITCH
Calyxeum is seeking investment to expand our cultivation, processing, retail, and marketing footprint.
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORARY REVIEW SPECIFICS
PITCH DECK
OUR MISSION

Calyxeum is an MBE/WBE certified small business located in Detroit, MI. We run a boutique cannabis cultivatio underrepresented populations with access to high-quality cannabis products.

Our Founder and CEO have degrees in Science, Health, & Technology, and over 9 years of experience in Michig
Our intention is to expand our growing and processing operations throughout Michigan, adding a female touch
We will maintain a competitive advantage in this quickly expanding segment by strengthening our relationships leveraging our industry-wide rapport that we have cultivated, much like our strains, since 2009
MARKET OPPORTUNITY

Michigan is the second largest market in the U.S. with over 300,000 medical patients. Medical sales are project
Michigan Sales are projected to be 7.8 Billion (including Adult use) by market maturity.

1.7 Billion: Marijuana Business Daily estimates Michigan recreational sales could total between $1.4 billion and $
350 Million: Detroit Medical Cannabis Sales in 2019.
150 Million: Detroit Medical Wholesale Cultivation Sales 2019.

PRESS

While Detroit's social equity plan gets held up in a lawsuit, these cannapreneurs aren't waiting

Social equity opportunities seem to be a very popular entryway into the Michigan cannabis business. That mak
including all of the...

Black-owned, woman-grown, and made in Detroit: Calyxeum is a brand with a plan - MJ Brand Insights

Calyxeum is a Detroit organic cannabis brand with a good conscience and strong ethics. We talk to the two wo

Leading Minority-Owned Michigan Cannabis Venture, Calyxeum announces goal of $2 Million to Expand Socia

September 11, 2020 -- Part of Michigan's growing cannabis industry, the woman-owned business continues to
funding

Small-scale cannabis social equity success stories emerge amid stumbles among big programs

The Early Success of Legal Cannabis Sales - Oster and Associates

Getting started in the legal cannabis industry is anything but easy. Large amounts of patience, time and money
space. Some states have done a better job than others of setting up parameters for their medical or recreationa
doing very well early on its recreational program is Michigan.The first midwestern state to legalize recreational
its monthly record for cannabis sales of $149 million in March 2021 and then surpassed that total the very next
April 2021. In fact, Michigan is on pace to reach $1 billion in annual sales by the end of 2021.What is behind the
Group recently hosted its Town Hall: Michigan virtual event with some of that state's leading cannabis voices t
success.

Top 9 Black-Owned Start-Up Tech Companies to Invest in Right Now

The rise of the Black Lives Matter movement across the world has resulted in an increase of investors and vent
and investing in Black founder-led companies. Here are our favorite Black-owned tech and tech-enabled firms

COMPLETED Q1 2021
Phase 1

Cannabis Licensing Pre-qualification

TARGET DATE Q3 2021
Phase 2

Retail Store Product Launch

TARGET Q1 2022

experienced entrepreneur, educator, master gardener and native Detroiter. In 2014 she was selected by Goldm
currently is very active as an alumnus. She was also selected by Bloomberg LP 10,000 Small Businesses Coach
founder and owner of Kid Fit Childcare Centers with two metro Detroit Locations. LaToyia holds a B.S. in Biolo
Master Degree in Education from Wayne State University, and a Master's Degree in Early Childhood Education

Rebecca A Colett
CEO

Rebecca Colett is an experienced entrepreneur, technology professional, cannabis advocate, Native Detroiter
at the National Cannabis Industry Association. She has worked alongside the Bureau of Cannabis Control in Ca
Agency during the development of their Social Equity Program. She has served on the National Board of NORM
and has written community plans for applicants in Los Angeles and Maryland. Rebecca has also been featured
Conferences and has lobbied on Capitol Hill in DC, and the State Capitols for Michigan, Georgia, California an
well as Veteran Access to Medical Cannabis. Rebecca holds a B.S in Business from Florida A&M University, a M
the University of Chicago as well as a Masters in Supply Chain from Georgia Tech.

Cam Carter
Advisory Board Member

Cameron Carter is a senior contracts manager who specializes in space, aerospace, and ground vehicle weapo
private sector, Cameron served as an Air Force Officer stationed in Colorado, Italy, and Kyrgyzstan. He earned
Academy and MBA from Yale School of Management. Cameron serves on the advisory board of Calyxeum and
inclusive ventures

Khadijah Adams
Advisory Board Member

Cassondra "Khadijah" Adams is originally from Sugar Land, Texas. She started her first business while raising fo
Adams has been a full-time entrepreneur since 1997. She entered the cannabis industry in 2014 by way of the C
in cannabis-related companies shortly thereafter and formed MIPR Holdings where she served as the founder
years and was responsible for consulting and connecting accredited investors to viable investment opportuniti

Andy Weiss
Advisory Board Member
Mr. Weiss is an industry pioneer, participating since inception of the highly regulated marijuana markets of both
Ohio. As a founding partner of iVita Wellness 2010, one of the oldest vertically integrated businesses in the Nat
team built a business with a focus on ethics and quality standards. Under his leadership, the company expande
production facility and 40,000 square ft of indoor grow. Mr. Weiss is currently co producing a documentary fil
of minority ownership in the cannabis industry.
This is a preview. It will become public when you start accepting investment.
Order Online
This is a preview. It will become public when you start accepting investment.
Data Room

Legal & Professional Fees $100,000 $102,500 $105,062 $107,688 $110,380

Operating Profit $5,796,770 $6,631,757 $7,256,003 $7,707,331 $7,955,792

This information is provided by Calyxeum. Mainvest never predicts or projects performance, and has not reviev

Please see below for additional risk disclosures.

Documents

Investor Agreement

2020 Balance Sheet

2020 Income Statement

BusinessPlan_CALYXEUM 9.8.Updated.docx - Google Docs.pdf

Projections for Calyxeum.xlsx

Investment Round Status

Target Raise $100,000

Maximum Raise $250,000

Amount Invested $0

Investors 0

Investment Round Ends May 13th, 2022

Summary of Terms

Legal Business Name Calyxeum, LLC

Investment Structure Revenue Sharing Note

Investment Multiple 1.5×

Business's Revenue Share 0.5%-1.2%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date October 1st, 2027

Financial Condition

Historical milestones

Calyxeum has been operating since October 2019 and has since achieved the following milestones:

State of Michigan Cannabis Pre Qualification Feb 2020

Created a Social Equity Incubator

We are Currently in 15 retail locations.

We will double our Retail presence by Q2 2022

Hired Experienced Team Members

Partnered with Large Cannabis Operator in Michigan to scale our product line

Historical financial performance is not necessarily predictive of future performance

Again, cannabis remains illegal under federal law. It is a Schedule I controlled substance. Even in those jurisdict cannabis has been legalized at the state level, its prescription is a violation of federal law. The United States Su States v. Oakland Cannabis Buyers' Coop. and Gonzales v. Raich that the federal government that has the right even for medical purposes. Therefore, Federal law criminalizing the use of cannabis trumps state laws that lega present, the states are maintaining existing laws and passing new ones in this area. A change in the federal atti a negative effect on the industry, potentially ending it entirely. Laws and regulations affecting the cannabis indu could detrimentally affect our proposed operations. Local, state, and federal cannabis laws and regulations are evolving interpretations, which could require us to incur substantial costs associated with compliance or alter o violations of these laws, or allegations of such violations, could disrupt our business and result in a material adv addition, it is possible that regulations may be enacted in the future that will be directly applicable to our busin any future laws, regulations, interpretations, or applications, nor can we determine what effect additional gove policies and procedures, when and if promulgated, could have on our business.

Banking Difficulties

The cultivation, sale, and use of cannabis are illegal under federal law. Therefore, many banks do not accept fo and therefore would not be able to do business with the Company. As such, the Company and its wholly owne bank willing to accept their business. There can be no assurance that banks currently or in the future will decid growers or retailers, or that in the absence of legislation state and federal banking regulators will not strictly en handling funds generated from an activity that is illegal under federal law. This may make it difficult for the Con service of banks and otherwise transact business, which in turn may negatively affect the Company.

Despite rules issued by the United States Department of the Treasury mitigating the risk to banks that do busin permitted under state law, as well as guidance from the United States Department of Justice, banks remain wa the cannabis industry. Since the use of cannabis remains illegal under Federal law, there remains a compelling a violation of Federal law when accepting for deposit, funds derived from the sale or distribution of cannabis. Co the cannabis industry, including us, continue to have trouble establishing and maintaining banking relationships bank accounts may make it difficult for us and our customers to do business. In addition, our inability to mainta holding large sums of cash. Although we store our cash in a secure safe, we are exposed to a greater risk of the

THERE MAY BE DIFFICULTIES IN ADMINISTERING REPAYMENTS AND REPAYMENT MECHANISMS MAY V

Because banks may not be willing to do business with a cannabis entity for the reasons discussed above, any re Sharing Note will be fully administered by the Company and likely not processed by a financial institution. This will be able to provide payments via Automated Clearing House (ACH) transfers, and may need to rely on othe and/or third party financial applications. This other sources may subject repayments to additional fees or risks

The market in which we operate is highly competitive and could become increasingly competitive with new er competes with many other businesses, both large and small, on the basis of quality, price, location, and custom preference away from Calyxeum's core business or the inability to compete successfully against the with other Calyxeum's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Calyxeum's management or vote on and/or influenc Calyxeum. Furthermore, if the founders or other key personnel of Calyxeum were to leave Calyxeum or becom your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable e various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large Calyxeum and the key persons will have no control. Changes in assumptions or their underlying facts could sig extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Caly therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months a one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securiti you will likely have difficulty finding a buyer because there will be no established market. Given these factors, investment for its full term.

The Company Might Need More Capital

Calyxeum might need to raise more capital in the future to fund/expand operations, buy property and equipme its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assura available when needed, or that it will be available on terms that are not adverse to your interests as an investor additional funding when needed, it could be forced to delay its business plan or even cease operations altoget

Changes in Economic Conditions Could Hurt Calyxeum

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, chang declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and factors are unpredictable and could negatively affect Calyxeum's financial performance or ability to continue t ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations o

No Registration Under Securities Laws

there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost.
uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consume
antitrust laws, and health care laws, could negatively affect Calyxeum's financial performance or ability to cont
additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Calyxeum's management will coincide: you both want Calyxe
However, your interests might be in conflict in other important areas, including these: You might want Calyxeu
they are best equipped to repay the Note obligations, while Calyxeum might prefer to spend aggressively to in
keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Calyxeum needs more capital in the future and takes on additional debt or other sources of financing, the ne
to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to ha
otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Excha
about corporate governance that are intended to protect investors. For example, the major U.S. stock exchange
audit committee made up entirely of independent members of the board of directors (i.e., directors with no ma
Calyxeum or management), which is responsible for monitoring Calyxeum's compliance with the law. Calyxeu
these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Calyxeum is sigr
initial expectations.

You Do Have a Downside

Conversely, if Calyxeum fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Calyxeum, and the revenue of Calyxeum can go up or dov appointed, all of the representative's reasonable expenses must be paid before any further payments are made

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue ope
to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Calyxeum. Mainvest never predicts or projects performance, and has not review
additional information, review the official Form C filing with the Securities and Exchange Commission on the E
This is a preview. It will become public when you start accepting investment.
Investor Discussion
Calyxeum isn't accepting investments right now, but is trying to get a sense of how they should structure their
any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you h
All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if
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